EXHIBIT 99.1

NEW FOUND IDENTIFIES CONTINUATION OF THE KEATS-BASELINE FAULT ZONE WITH 187 G/T AU OVER 2.55M AT “ICEBERG ALLEY”

Vancouver, BC, March 26, 2024 - New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 38 diamond drill holes that were completed as part of a program designed to expand on a new discovery called ‘Iceberg Alley’ that is located 1km along strike of Iceberg, as well as 114 diamond drill holes that were completed to test a segment of the Keats Baseline Fault Zone (“KBFZ”) that trends under South Hermans Pond at the Keats Zone adjacent to the highly prospective Appleton Fault Zone (“AFZ”). New Found’s 100%-owned Queensway project comprises a 1,665 km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Iceberg Alley Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1927[1]	90.50	93.00	2.50	28.95	Iceberg Alley
Including	90.50	91.45	0.95	42.20
Including	91.80	92.10	0.30	105.00
NFGC-23-1936[1]	48.95	52.65	3.70	6.04	Iceberg Alley
Including	48.95	49.45	0.50	10.51
Including	52.00	52.65	0.65	21.51
NFGC-23-1941[1]	58.20	60.75	2.55	186.71	Iceberg Alley
Including	58.80	59.55	0.75	632.42
NFGC-23-1972[1]	60.40	63.70	3.30	9.51	Iceberg Alley
Including	61.55	62.05	0.50	14.80
Including	63.25	63.70	0.45	50.80
NFGC-24-2035[2]	150.90	152.90	2.00	12.46	Iceberg Alley
Including	150.90	151.45	0.55	25.89
Including	152.10	152.90	0.80	10.62

Table 1: Iceberg Alley Drilling Highlights

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95% and 240% to 70%. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

•	The highlight interval of 187 g/t Au over 2.55m in NFGC-23-1941 is part of a newly discovered zone called Iceberg Alley that was intersected as part of a targeted program to follow the eastern continuation of the Keats-Iceberg-Iceberg East corridor along the high-grade KBFZ. Based on the fault characteristics observed at Iceberg Alley, as well as the zone’s orientation, intensity, and width of the damage zone, the Company’s preliminary interpretation indicates that it is another displaced segment of the KBFZ, in a northward direction.

•	Additional highlights from immediate follow-up drilling include 29.0 g/t Au over 2.50m in NFGC-23-1927, 9.51 g/t Au over 3.30m in NFGC-24-1972, and 12.5 g/t Au over 2.00m in NFGC-24-2035.

•	These intervals currently define a high-grade domain that spans 30m wide by 60m deep, starting close to surface. Follow-up drilling is planned at Iceberg Alley to follow this structure along strike to the east.

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Keats Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-886[1]	192.15	194.20	2.05	23.82	Keats FW
Including	192.55	193.35	0.80	60.95
NFGC-22-899[1]	47.60	49.90	2.30	10.49	Keats Main
Including	47.60	48.05	0.45	38.94
NFGC-22-914[1]	11.85	26.15	14.30	1.71	Keats Main
Including	12.15	12.60	0.45	15.65
And[4]	578.25	584.00	5.75	7.85	Keats FW
Including	582.35	584.00	1.65	25.34
NFGC-22-934[1]	46.70	49.00	2.30	10.98	Keats Main
Including	46.70	47.35	0.65	37.63
NFGC-23-1487[2]	13.95	25.25	11.30	1.15	Keats N
NFGC-23-1730[1]	96.35	98.65	2.30	31.89	Keats N
Including	97.00	97.65	0.65	112.50
NFGC-23-1777[2]	107.00	109.00	2.00	15.87	Keats FW
Including	108.00	109.00	1.00	31.40
NFGC-23-1793[4]	85.30	87.55	2.25	12.52	Keats FW
Including	85.30	85.80	0.50	56.30
NFGC-23-1859[2]	121.35	131.05	9.70	2.77	Keats N
Including	129.40	130.40	1.00	11.00
NFGC-23-1862[1]	58.85	68.95	10.10	4.09	Keats Main
Including[3]	67.15	67.90	0.75	33.60
NFGC-23-1967[2]	61.45	65.00	3.55	34.40	Keats FW
Including	63.25	64.05	0.80	148.96

Table 2: Keats Drilling Highlights

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40%. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

•	At Keats, all results have now been received from a shallow step-out program that utilized a barge-mounted drill situated on South Hermans Pond. This program was designed to test the shallow continuation of the KBFZ that was inaccessible from land. Today’s results confirm the near-surface continuation of the Keats Main Zone, a gold-mineralized segment of the KBFZ that has a strike length of 575m and starts at surface.

•	Highlights from the barge program include 34.4 g/t Au over 3.55m in NFGC-23-1967 which is hosted by the East-West Vein, a known high-grade vein that was exposed by the Keats Trench and found to contain a high concentration of coarse gold (November 17, 2023). This interval is 275m along strike, west of the exposed segment in the trench.

•	Drilling from both the barge and from on-land extensions of drill holes originally targeting the Keats Main Zone expanded on a series of mineralized structures located between the Keats Main Zone and the AFZ. Within this domain of rock, there are several lower-grade structures that trend parallel to the AFZ but also contain domains of localized high-grade gold. Example highlight intervals include 1.71 g/t Au over 14.30m in NFGC-22-914 located ~350m down-dip of NFGC-22-825, containing 20.8 g/t Au over 2.00m and 11.6 g/t Au over 2.55m (December 5, 2022). NFGC-23-1777 located a further 155m along strike to the southwest graded 15.9 g/t Au over 2.00m. This area of mineralization immediately east of the AFZ remains poorly tested at depth and will be a focus of future deep drilling efforts.

Melissa Render, VP of Exploration of New Found, stated: “The high-grade intercepts at Iceberg Alley are very encouraging. This newly identified zone shares many features and characteristics with the KBFZ which is host to the high-grade Keats, Iceberg, and Iceberg East discoveries. Iceberg Alley was discovered in an attempt to extend Iceberg East to beyond the Road Zone and our preliminary interpretation indicates that Iceberg Alley likely represents another displaced segment of the KBFZ. The KBFZ is known to be important for concentrating high-grade gold and understanding the location of this fault is significant for ongoing exploration targeting.

“Meanwhile, at Keats, we have now received all of the results from the barge program and we are pleased with the outcome, adding critical information and delineating the up-dip extent of mineralization associated with the Keats-Baseline Fault Zone underneath South Hermans Pond in addition to adding continuity and extent to the series of gold mineralized structures that exist between the Keats Main Zone and the AFZ (Keats Footwall). This program was completed on time, on budget, and with no incidents. Exploration will now test the down-dip extensions of these structures and target areas where they potentially interact with structures interpreted in the seismic data.”

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

Figure 1: Photos of mineralization from Left: at ~97.6m in NFGC-23-1730, Right: at 59.0m in NFGC-23-1941, Bottom Left: at ~63.3m in NFGC-23-1967, Bottom Right: at ~15.3m in NFGC-22-914

^Note that these photos are not intended to be representative of gold mineralization in NFGC-22-914, NFGC-23-1730, NFGC-23-1941, and NFGC-23-1967.

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC

NFGC-23-1936
6.04 g/t Au / 3.70m
DOME
NFGC-23-1625
5.55 g/t Au / 14.25m
NFGC-21-241
430 g/t Au / 5.25m
NFGC-23-1570
115 g/t Au / 4.10m
KEATS-BASELINE
FAULT ZONE?
NFGC-21-462
69.2 g/t Au / 14.15m
ICEBERG
ALLEY
NFGC-23-1475
4.28 g/t Au / 30.55m
NFGC-22-773
18.6 Au g/t Au / 15.95m
NFGC-23-1941
187 g/t Au / 2.55m
NFGC-22-960
42.6 g/t Au / 32.00m
GOLDEN
JOINT
NFGC-23-1541
46.8 g/t Au / 10.55m
NFGC-23-1927
29.0 g/t Au / 2.50m
ROAD
NFGC-22-1040
17.2 g/t Au / 22.90m
12.0 g/t Au / 18.40m
NFGC-23-1210
105 g/t Au / 27.05m
KEATS-BASELINE
FAULT
NFGC-23-1120
49.7 g/t Au / 29.85m
14.6 g/t Au / 3.80m
KEATS
WEST
NFGC-23-1972
9.51 g/t Au / 3.30m
ICEBERG
EAST
NFGC-24-2035
12.5 g/t Au / 2.00m
NFGC-22-886
23.8 g/t Au / 2.05m
ICEBERG
NFGC-23-1859
2.77 g/t Au / 9.70m
NFGC-23-1777
15.9 g/t Au / 2.00m
NFGC-23-1730
31.9 g/t Au / 2.30m
COKES
KEATS
NORTH
NFGC-23-1487
1.15 g/t Au / 11.30m
NFGC-23-1793
12.5 g/t Au / 2.25m
NFGC-22-914
1.71 g/t Au / 14.30m
7.85 g/t Au / 5.75m
KEATS
NFGC-23-1967
34.4 g/t Au / 3.55m
NFGC-19-01
86.2 g/t Au / 20.50m
NFGC-21-118
61.8 g/t Au / 13.65m
TCW
421
NFGC-21-122
69.2 g/t Au / 14.90m
NFGC-22-899
10.5 g/t Au / 2.30m
KBFZ PLAN MAP
Deformation Zone
Fault
(U) - Up, (D) - Down
Au Vein
Surface Intersection
Greywacke
Shale
Current Assays Reported
Previous Assays Reported
Interpreted KBFZ
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
NFGC-23-1862
4.09 g/t Au / 10.10m
APPLETON FAULT ZONE
NFGC-22-934
11.0 g/t Au / 2.30m
NFGC-23-1130
17.8 g/t Au / 8.30m
QUEENSWAY
NORTH
KEATS
KEATS EXT.
NFGC-23-1089
101 g/t Au / 2.75m
NEWFOUND
GOLD CORP
TCH
NFGC-22-863
79.6 g/t Au / 2.00m
0
125
250m

Figure 2. Keats, Iceberg, Iceberg East, and Iceberg Alley plan view map

New Found Gold Corp.	4	TSX-V: NFG, NYSE-A: NFGC

Figure 3. Keats Main, Iceberg, Iceberg East, and Iceberg Alley zones long section (looking northwest)

New Found Gold Corp.	5	TSX-V: NFG, NYSE-A: NFGC

EVEREST
K2
HONEYPOT
JACKPOT
GLENWOOD SHEAR ZONE
VEGAS
LOTTO NORTH
Glenwood
Appleton
MONTE CARLO
LOTTO
KEATS-BASELINE FAULT ZONE?
POWERLINE
Figure2
DOME
ICEBERG ALLEY
LITTLE
ROAD
KEATS WEST
GOLDEN JOINT
KEATS BASELINE FAULT ZONE
ICEBERG EAST
COKES
ICEBERG
KEATS NORTH
KEATS
TCW
421
APPLETON FAULT ZONE
TCH
BULLET
ROCKET
KNOB
QUARRY
GROUSE
QWN AFZ PLAN MAP
Deformation Zone
Interpreted KBFZ
Au Associated Fault Interpreted
Au Vein
Trans-Canada Highway
Shale
Previously Reported
Current Assays Reported
Property Boundary
NEWFOUND GOLD CORP
N
0
500
1,000m

Figure 4. Grouse- Everest plan view map

New Found Gold Corp.	6	TSX-V: NFG, NYSE-A: NFGC

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-21-84[2]*	87.00	89.25	2.25	1.15	Keats Main
And[1]*	101.40	106.50	5.10	1.17
And[1]*	155.00	157.15	2.15	1.12	Keats FW
And[2]	264.35	270.15	5.80	3.86	Keats N
Including	264.35	264.85	0.50	30.36
NFGC-21-104[1]*	214.50	225.90	11.40	29.11	Keats Main
Including*	214.50	215.10	0.60	89.40
Including*	216.00	217.10	1.10	236.21
And[2]	253.80	256.40	2.60	2.40	Keats FW
And[4]	347.45	354.95	7.50	1.65
And[4]	390.05	392.60	2.55	1.50
And[4]	445.45	447.55	2.10	3.66
NFGC-21-324[1]*	96.20	99.45	3.25	2.14	Keats Main
And[1]*	103.00	105.00	2.00	1.34
And[1]*	115.70	119.20	3.50	2.48
Including*	115.70	117.90	2.20	3.35
And[4]*	314.90	317.30	2.40	9.68	Keats FW
Including*	315.90	316.40	0.50	46.35
And[4]*	329.90	333.30	3.40	1.57
And[4]*	336.20	340.55	4.35	1.31
And[4]*	344.15	346.70	2.55	2.18
And[4]*	352.00	354.70	2.70	3.23
And[4]	370.65	372.70	2.05	2.41
NFGC-21-410B1*	139.65	142.00	2.35	1.18	Keats Main
And[1]*	174.20	176.50	2.30	1.81
And[4]	407.00	409.45	2.45	1.01	Keats FW
NFGC-22-829[2]	18.00	21.40	3.40	1.58	Keats N
And[2]	237.65	240.15	2.50	1.03
NFGC-22-838[3]	26.85	28.85	2.00	1.12	Keats N
NFGC-22-862	No Significant Values				Keats Main
NFGC-22-869[4]	644.00	648.30	4.30	1.06	Keats Main
And[2]	703.00	705.00	2.00	1.17
And[4]	741.00	743.00	2.00	3.55
NFGC-22-878[1]	126.00	128.00	2.00	1.37	Keats Main
And[4]	292.00	294.00	2.00	2.08
NFGC-22-886[1]	192.15	194.20	2.05	23.82	Keats FW
Including	192.55	193.35	0.80	60.95
And[1]	262.90	265.00	2.10	1.10
And[1]	302.00	304.00	2.00	1.88
NFGC-22-887[1]	59.30	63.60	4.30	6.28	Keats Main
Including	59.30	60.30	1.00	14.35
Including	62.45	62.95	0.50	10.36
And[1]	159.80	162.00	2.20	2.43
And[4]	216.00	218.00	2.00	2.11	Keats FW
NFGC-22-889[4]	453.80	456.20	2.40	1.95	Keats HW
And[4]	625.60	627.80	2.20	1.91	Keats Main
NFGC-22-890[3]	15.00	17.00	2.00	1.59	Keats FW
And[3]	51.00	53.00	2.00	1.60
And[4]	171.00	174.00	3.00	2.36
And[4]	190.00	192.00	2.00	8.77
NFGC-22-899[1]	47.60	49.90	2.30	10.49	Keats Main
Including	47.60	48.05	0.45	38.94
And[3]	72.50	77.00	4.50	2.80
And[3]	91.00	93.00	2.00	1.71
And[2]	105.00	107.00	2.00	1.06

New Found Gold Corp.	7	TSX-V: NFG, NYSE-A: NFGC

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-903[1]	132.75	135.00	2.25	1.15	Keats S
NFGC-22-914[1]	11.85	26.15	14.30	1.71	Keats Main
Including	12.15	12.60	0.45	15.65
And[4]	293.80	296.20	2.40	1.40	Keats FW
And[4]	578.25	584.00	5.75	7.85
Including	582.35	584.00	1.65	25.34
And[4]	597.75	600.80	3.05	1.00
NFGC-22-916[4]	44.00	46.65	2.65	6.03	Keats Main
Including	46.00	46.65	0.65	24.34
And[1]	55.35	57.40	2.05	1.23
NFGC-22-934[1]	46.70	49.00	2.30	10.98	Keats Main
Including	46.70	47.35	0.65	37.63
And[1]	53.75	59.80	6.05	1.17
And[2]	73.85	77.00	3.15	1.44
NFGC-22-991	No Significant Values				Keats N
NFGC-22-1068[4]	234.50	237.00	2.50	1.16	Keats Main
And[4]	249.10	251.55	2.45	4.56
Including	249.10	250.00	0.90	11.68
NFGC-23-1099[1]	78.70	80.80	2.10	1.21	421
And[1]	88.50	90.55	2.05	2.29
NFGC-23-1140[1]	89.75	92.00	2.25	1.61	421
NFGC-23-1457	No Significant Values				Keats N
NFGC-23-1474	No Significant Values				Keats N
NFGC-23-1479[2]	16.10	20.30	4.20	1.04	Keats N
And[2]	28.55	33.15	4.60	1.12
And[3]	56.65	60.00	3.35	5.62
Including	57.65	58.40	0.75	11.33
NFGC-23-1487[2]	13.95	25.25	11.30	1.15	Keats N
And[3]	47.20	49.50	2.30	1.51
NFGC-23-1502[1]	25.45	28.00	2.55	1.17	Keats N
NFGC-23-1504	No Significant Values				Keats N
NFGC-23-1510	No Significant Values				Keats N
NFGC-23-1513	No Significant Values				421
NFGC-23-1527	No Significant Values				421
NFGC-23-1547	No Significant Values				421
NFGC-23-1556[1]	60.00	62.25	2.25	2.34	421
NFGC-23-1560	No Significant Values				421
NFGC-23-1565	No Significant Values				421
NFGC-23-1638	No Significant Values				Keats N
NFGC-23-1643	No Significant Values				Keats N
NFGC-23-1652[1]	80.15	82.20	2.05	1.07	Keats N
NFGC-23-1665	No Significant Values				Keats N
NFGC-23-1672	No Significant Values				Keats N
NFGC-23-1674	No Significant Values				Keats N
NFGC-23-1679[1]	133.30	135.85	2.55	3.01	Keats N
NFGC-23-1685[1]	113.00	115.30	2.30	1.36	Keats N
And[1]	138.50	140.70	2.20	1.66
NFGC-23-1692	No Significant Values				Keats N
NFGC-23-1695	No Significant Values				Keats N

New Found Gold Corp.	8	TSX-V: NFG, NYSE-A: NFGC

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1699	No Significant Values				Keats N
NFGC-23-1702	No Significant Values				Keats N
NFGC-23-1711[1]	172.80	175.30	2.50	4.48	Keats N
Including	173.70	174.35	0.65	15.00
NFGC-23-1717[1]	132.10	134.85	2.75	4.54	Keats N
Including	134.00	134.85	0.85	11.81
NFGC-23-1723	No Significant Values				Keats N
NFGC-23-1730[1]	75.15	78.05	2.90	1.03	Keats N
And[1]	96.35	98.65	2.30	31.89
Including	97.00	97.65	0.65	112.50
NFGC-23-1737[1]	102.50	105.00	2.50	2.05	Keats N
NFGC-23-1739	No Significant Values				Keats N
NFGC-23-1749	No Significant Values				Keats N
NFGC-23-1753[3]	48.60	51.40	2.80	1.03	Keats FW
And[2]	95.10	101.35	6.25	1.25
NFGC-23-1760[1]	59.35	61.50	2.15	1.00	Keats FW
NFGC-23-1767	No Significant Values				Keats FW
NFGC-23-1770	No Significant Values				Keats FW
NFGC-23-1774	No Significant Values				Keats FW
NFGC-23-1777[2]	65.90	68.25	2.35	6.01	Keats FW
Including	65.90	66.65	0.75	18.10
And[2]	96.00	98.00	2.00	1.69
And[2]	107.00	109.00	2.00	15.87
Including	108.00	109.00	1.00	31.40
And[2]	137.15	140.90	3.75	1.19
NFGC-23-1782[1]	94.25	96.40	2.15	1.88	Keats FW
NFGC-23-1787[1]	81.70	83.70	2.00	1.17	Keats N
And[2]	103.60	105.80	2.20	1.08
And[1]	113.00	116.80	3.80	1.23
NFGC-23-1793[4]	85.30	87.55	2.25	12.52	Keats FW
Including	85.30	85.80	0.50	56.30
And[4]	174.90	179.00	4.10	1.46
NFGC-23-1795	No Significant Values				Keats N
NFGC-23-1798[1]	94.20	96.75	2.55	1.25	Keats N
NFGC-23-1804	No Significant Values				Keats FW
NFGC-23-1808	No Significant Values				Keats N
NFGC-23-1815	No Significant Values				Keats FW
NFGC-23-1819[3]	57.85	62.95	5.10	2.00	Keats Main
And[3]	93.75	95.75	2.00	2.11
NFGC-23-1824	No Significant Values				Keats FW
NFGC-23-1825	No Significant Values				Keats FW
NFGC-23-1830	No Significant Values				Keats FW
NFGC-23-1831	No Significant Values				Keats HW
NFGC-23-1834	No Significant Values				Keats FW
NFGC-23-1839	No Significant Values				Keats FW
NFGC-23-1840	No Significant Values				Keats HW
NFGC-23-1845	No Significant Values				Keats FW
NFGC-23-1849[2]	29.60	31.70	2.10	6.11	Keats Main
Including	31.00	31.70	0.70	16.56
NFGC-23-1850	No Significant Values				421
NFGC-23-1851[2]	21.00	23.50	2.50	1.04	Keats N
NFGC-23-1854	No Significant Values				Keats Main
NFGC-23-1856	No Significant Values				421

New Found Gold Corp.	9	TSX-V: NFG, NYSE-A: NFGC

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1857[2]	11.40	14.30	2.90	1.07	Keats Main
And[2]	18.50	20.80	2.30	1.21
NFGC-23-1859[2]	121.35	131.05	9.70	2.77	Keats N
Including	129.40	130.40	1.00	11.00
NFGC-23-1862[3]	11.50	13.85	2.35	1.03	Keats Main
And[1]	58.85	68.95	10.10	4.09
Including	67.15	67.90	0.75	33.60
And[1]	78.15	80.95	2.80	1.87
NFGC-23-1863	No Significant Values				Keats S
NFGC-23-1867[4]	26.90	29.40	2.50	1.40	Keats Main
And[2]	35.60	40.40	4.80	1.35
And[1]	99.10	101.65	2.55	1.78
NFGC-23-1875[3]	30.85	33.10	2.25	1.12	Keats Main
NFGC-23-1878	No Significant Values				421
NFGC-23-1882[4]	153.55	155.90	2.35	1.84	Keats FW
NFGC-23-1892[1]	77.55	80.50	2.95	1.80	Keats N
NFGC-23-1896	No Significant Values				Keats N
NFGC-23-1901[1]	37.85	39.85	2.00	4.14	Keats N
NFGC-23-1906[2]	27.80	30.00	2.20	1.16	Keats FW
NFGC-23-1907	No Significant Values				Keats N
NFGC-23-1911	No Significant Values				Keats FW
NFGC-23-1916[3]	69.65	74.25	4.60	1.01	Keats Main
NFGC-23-1923[1]	62.40	70.00	7.60	1.68	Keats Main
Including	67.40	68.00	0.60	10.50
And[1]	83.00	89.25	6.25	1.98
Including	83.00	83.50	0.50	14.95
NFGC-23-1929[4]	26.75	30.55	3.80	1.70	Keats N
NFGC-23-1930	No Significant Values				Keats Main
NFGC-23-1934[1]	76.35	79.10	2.75	1.43	Keats Main
And[2]	100.95	104.15	3.20	1.77
NFGC-23-1937[2]	88.60	90.60	2.00	1.14	Keats Main
NFGC-23-1944[1]	39.90	41.95	2.05	1.25	Keats Main
And[1]	44.80	47.40	2.60	1.25
NFGC-23-1947	No Significant Values				Keats N
NFGC-23-1949[3]	60.00	62.50	2.50	1.62	Keats FW
NFGC-23-1953	No Significant Values				Keats FW
NFGC-23-1958[3]	61.85	64.00	2.15	1.16	Keats Main
And[3]	77.55	81.20	3.65	2.92
Including	80.45	81.20	0.75	10.40
NFGC-23-1961	No Significant Values				Keats FW
NFGC-23-1967[2]	61.45	65.00	3.55	34.40	Keats FW
Including	63.25	64.05	0.80	148.96
NFGC-23-1969[4]	23.00	25.75	2.75	1.44	Keats FW
NFGC-23-1974[4]	42.10	45.40	3.30	1.88	Keats FW
NFGC-23-1978[3]	42.75	45.65	2.90	1.07	Keats N
And[3]	73.50	77.45	3.95	1.09
And[1]	123.65	126.65	3.00	1.31
NFGC-23-1984[2]	41.25	44.65	3.40	2.10	Keats N
NFGC-23-1989[2]	56.60	63.40	6.80	1.20	Keats N
NFGC-23-1422[4]	75.25	77.30	2.05	2.37	Road
NFGC-23-1897[1]	149.50	152.00	2.50	1.80	Iceberg Alley
NFGC-23-1905	No Significant Values				Iceberg Alley
NFGC-23-1910[1]	58.75	60.75	2.00	17.68	Iceberg Alley

New Found Gold Corp.	10	TSX-V: NFG, NYSE-A: NFGC

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1917	No Significant Values				Iceberg Alley
NFGC-23-1927[1]	90.50	93.00	2.50	28.95	Iceberg Alley
Including	90.50	91.45	0.95	42.20
Including	91.80	92.10	0.30	105.00
NFGC-23-1933[1]	98.30	101.15	2.85	1.14	Iceberg Alley
NFGC-23-1936[1]	48.95	52.65	3.70	6.04	Iceberg Alley
Including	48.95	49.45	0.50	10.51
Including	52.00	52.65	0.65	21.51
NFGC-23-1941[1]	58.20	60.75	2.55	186.71	Iceberg Alley
Including	58.80	59.55	0.75	632.42
NFGC-23-1948	No Significant Values				Iceberg Alley
NFGC-23-1954	No Significant Values				Iceberg Alley
NFGC-23-1959	No Significant Values				Iceberg Alley
NFGC-23-1963	No Significant Values				Iceberg Alley
NFGC-23-1972[1]	60.40	63.70	3.30	9.51	Iceberg Alley
Including	61.55	62.05	0.50	14.80
Including	63.25	63.70	0.45	50.80
NFGC-23-1976[1]	60.45	62.55	2.10	3.58	Iceberg Alley
Including	60.45	60.80	0.35	18.65
NFGC-23-1980[1]	72.20	74.40	2.20	2.96	Iceberg Alley
NFGC-23-1983	No Significant Values				Iceberg Alley
NFGC-23-1988	No Significant Values				Iceberg Alley
NFGC-23-1991	No Significant Values				Iceberg Alley
NFGC-23-1994	No Significant Values				Iceberg Alley
NFGC-23-1995	No Significant Values				Iceberg Alley
NFGC-23-1998	No Significant Values				Iceberg Alley
NFGC-23-2001	No Significant Values				Iceberg Alley
NFGC-23-2005	No Significant Values				Iceberg Alley
NFGC-24-2006	No Significant Values				Iceberg Alley
NFGC-24-2012[1]	106.25	108.65	2.40	1.37	Iceberg Alley
NFGC-24-2016	No Significant Values				Iceberg Alley
NFGC-24-2022	No Significant Values				Iceberg Alley
NFGC-24-2023	No Significant Values				Iceberg Alley
NFGC-24-2032	No Significant Values				Iceberg Alley
NFGC-24-2035[2]	150.90	152.90	2.00	12.46	Iceberg Alley
Including	150.90	151.45	0.55	25.89
Including	152.10	152.90	0.80	10.62
NFGC-24-2040	No Significant Values				Iceberg Alley
NFGC-24-2044	No Significant Values				Iceberg Alley
NFGC-24-2046	No Significant Values				Iceberg Alley
NFGC-24-2052	No Significant Values				Iceberg Alley
NFGC-24-2054	No Significant Values				Road
NFGC-24-2065	No Significant Values				Iceberg Alley
NFGC-24-2075[4]	125.55	129.25	3.70	2.45	Iceberg Alley
And[4]	135.50	137.50	2.00	1.33
And[4]	146.25	148.65	2.40	1.39

Table 3: Summary of composite results reported in this press release for Keats and Iceberg Alley

Note that the host structures are interpreted to be moderately to steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. *Previously reported interval.

New Found Gold Corp.	11	TSX-V: NFG, NYSE-A: NFGC

Hole No.	Dip (°)	Azimuth (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-21-104	-45	300	471	658208	5427295	Keats
NFGC-21-324	-45.5	299	515	658067	5427348	Keats
NFGC-21-410B	-46.5	297	542	658075	5427285	Keats
NFGC-21-84	-45	300	362	658253	5427490	Keats
NFGC-22-1068	-90	0	296	658058	5427279	Keats
NFGC-22-829	-45	300	299	658311	5427813	Keats North
NFGC-22-838	-45	300	440	658150	5427590	Keats North
NFGC-22-862	-45	297	407	657800	5426839	Keats South
NFGC-22-869	-47	338	836	657845	5426815	Keats South
NFGC-22-878	-45	300	387	657844	5426936	Keats South
NFGC-22-886	-49	132	417	657887	5427612	Keats
NFGC-22-887	-57	10	228	657913	5427243	Keats
NFGC-22-889	-46	297	881	657842	5426410	Keats South
NFGC-22-890	-45	300	482	658151	5427559	Keats
NFGC-22-899	-45	345	150	657912	5427244	Keats
NFGC-22-903	-79	305	821	657801	5426839	Keats South
NFGC-22-914	-45	300	614	658199	5427532	Keats
NFGC-22-916	-56	350	240	657895	5427200	Keats
NFGC-22-934	-45	275	144	657894	5427200	Keats
NFGC-22-991	-45	300	581	658480	5428005	Keats North
NFGC-23-1099	-53	329	152	657756	5426958	Keats South
NFGC-23-1140	-45	300	188	657790	5427056	Keats South
NFGC-23-1422	-45	334	101	658980	5428285	Road
NFGC-23-1457	-45	32	48	658127	5427603	Keats North
NFGC-23-1474	-45	90	47	658129	5427602	Keats North
NFGC-23-1479	-78	355	95	658115	5427580	Keats North
NFGC-23-1487	-68	18	74	658114	5427581	Keats North
NFGC-23-1502	-76	68	62	658115	5427581	Keats North
NFGC-23-1504	-53	82	71	658115	5427581	Keats North
NFGC-23-1510	-62	127	74	658116	5427580	Keats North
NFGC-23-1513	-48	60	200	657889	5427018	Keats South
NFGC-23-1527	-45	70	113	657884	5426987	Keats South
NFGC-23-1547	-49	61	137	657823	5426971	Keats South
NFGC-23-1556	-45	70	101	657917	5426947	Keats South
NFGC-23-1560	-50	64	176	657891	5426900	Keats South
NFGC-23-1565	-45	51	212	657846	5426814	Keats South
NFGC-23-1638	-45	120	74	658100	5427681	Keats
NFGC-23-1643	-67	120	89	658100	5427681	Keats North
NFGC-23-1652	-45	120	203	658117	5427710	Keats North
NFGC-23-1665	-65	120	80	658117	5427710	Keats North
NFGC-23-1672	-45.5	119	128	658061	5427713	Keats West
NFGC-23-1674	-56	119	152	658060	5427713	Keats West
NFGC-23-1679	-70	119	182	658060	5427713	Keats West
NFGC-23-1685	-45.5	119	179	658069	5427679	Keats North
NFGC-23-1692	-60	120	155	658069	5427680	Keats North
NFGC-23-1695	-45.5	120	128	658055	5427663	Keats North
NFGC-23-1699	-58	120	143	658055	5427663	Keats North
NFGC-23-1702	-45	120	158	658020	5427649	Keats West
NFGC-23-1711	-60	88	185	658023	5427647	Keats West
NFGC-23-1717	-45	120	182	658009	5427627	Keats West
NFGC-23-1723	-65	120	155	658009	5427627	Keats West
NFGC-23-1730	-45	100	149	658034	5427584	Keats North
NFGC-23-1737	-45.5	165	122	658042	5427585	Keats North

New Found Gold Corp.	12	TSX-V: NFG, NYSE-A: NFGC

Hole No.	Dip (°)	Azimuth (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-23-1739	-45.5	120	176	657984	5427581	Keats West
NFGC-23-1749	-67	120	140	657984	5427581	Keats West
NFGC-23-1753	-83	120	125	657984	5427581	Keats West
NFGC-23-1760	-45	120	125	657954	5427540	Keats
NFGC-23-1767	-80	120	131	657956	5427540	Keats
NFGC-23-1770	-45	75	83	657993	5427517	Keats
NFGC-23-1774	-45	68	83	657990	5427527	Keats
NFGC-23-1777	-80	120	185	657929	5427517	Keats
NFGC-23-1782	-45	120	128	657929	5427516	Keats
NFGC-23-1787	-45	120	140	657998	5427523	Keats
NFGC-23-1793	-68	155	182	657998	5427527	Keats
NFGC-23-1795	-62	120	219	658287	5427901	Keats North
NFGC-23-1798	-54	155	110	658036	5427582	Keats North
NFGC-23-1804	-47	120	137	658034	5427584	Keats North
NFGC-23-1808	-54	105	137	658032	5427584	Keats North
NFGC-23-1815	-45	65	50	657877	5427296	Keats
NFGC-23-1819	-48	44	110	657861	5427280	Keats
NFGC-23-1824	-54	7	69	657862	5427275	Keats
NFGC-23-1825	-45	300	122	657854	5427278	Keats
NFGC-23-1830	-46	274	137	657857	5427279	Keats
NFGC-23-1831	-45	125	123	658194	5427015	Keats
NFGC-23-1834	-45	225	101	657855	5427274	Keats
NFGC-23-1839	-70	340	80	657890	5427325	Keats
NFGC-23-1840	-45	125	225	658139	5427047	Keats
NFGC-23-1845	-45	300	149	657886	5427326	Keats
NFGC-23-1849	-45	68	86	657894	5427326	Keats
NFGC-23-1850	-45	10	81	658074	5426897	Keats South
NFGC-23-1851	-45.5	299	135	658355	5427788	Keats North
NFGC-23-1854	-55	106	93	657890	5427328	Keats
NFGC-23-1856	-45	135	165	658075	5426895	Keats South
NFGC-23-1857	-60	85	98	657865	5427276	Keats
NFGC-23-1859	-45	299	140	658333	5427772	Keats North
NFGC-23-1862	-72	27	101	657864	5427271	Keats
NFGC-23-1863	-45	85	249	658077	5426898	Keats South
NFGC-23-1867	-88	35	116	657865	5427272	Keats
NFGC-23-1875	-75	319	143	657855	5427269	Keats
NFGC-23-1878	-45	95	177	657904	5426895	Keats South
NFGC-23-1882	-72	292	185	657861	5427280	Keats
NFGC-23-1892	-52	115	116	658062	5427608	Keats North
NFGC-23-1896	-62	115	122	658062	5427608	Keats North
NFGC-23-1897	-46	345	206	659080	5428468	Iceberg Alley
NFGC-23-1901	-45	120	95	657935	5427488	Keats
NFGC-23-1905	-45	300	77	659080	5428585	Iceberg Alley
NFGC-23-1906	-46	120	71	657969	5427449	Keats
NFGC-23-1907	-45	300	116	658309	5427757	Keats North
NFGC-23-1910	-60.5	14.5	98	659081	5428585	Iceberg Alley
NFGC-23-1911	-45	300	101	657962	5427451	Keats
NFGC-23-1916	-50	120	131	657880	5427368	Keats
NFGC-23-1917	-65	302	230	659137	5428550	Iceberg Alley
NFGC-23-1923	-45.5	120	152	657843	5427329	Keats
NFGC-23-1927	-47	329	149	659137	5428551	Iceberg Alley
NFGC-23-1929	-45	299	318	658297	5427735	Keats North
NFGC-23-1930	-68	138	149	657843	5427327	Keats

New Found Gold Corp.	13	TSX-V: NFG, NYSE-A: NFGC

Hole No.	Dip (°)	Azimuth (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-23-1933	-42	353	152	659137	5428551	Iceberg Alley
NFGC-23-1934	-45.5	156	113	657841	5427327	Keats
NFGC-23-1936	-45	325	77	659127	5428614	Iceberg Alley
NFGC-23-1937	-49	195	131	657844	5427324	Keats
NFGC-23-1941	-70	306	86	659127	5428614	Iceberg Alley
NFGC-23-1944	-45.5	121	71	657907	5427365	Keats
NFGC-23-1947	-45	299	164	658278	5427746	Keats North
NFGC-23-1948	-42	6	95	659128	5428616	Iceberg Alley
NFGC-23-1949	-45.5	121	107	657901	5427398	Keats
NFGC-23-1953	-65	341	104	657925	5427390	Keats
NFGC-23-1954	-51	333	92	659148	5428601	Iceberg Alley
NFGC-23-1958	-45	120	86	657935	5427410	Keats
NFGC-23-1959	-43	5	98	659149	5428602	Iceberg Alley
NFGC-23-1961	-45	120	92	657931	5427439	Keats
NFGC-23-1963	-64	5	95	659149	5428601	Iceberg Alley
NFGC-23-1967	-70	340	80	657939	5427407	Keats
NFGC-23-1969	-45	300	89	657903	5427397	Keats
NFGC-23-1972	-42	12	80	659081	5428586	Iceberg Alley
NFGC-23-1974	-45	300	116	657934	5427412	Keats
NFGC-23-1976	-45	338	104	659080	5428586	Iceberg Alley
NFGC-23-1978	-45	120	215	658172	5427880	Keats North
NFGC-23-1980	-65	323	92	659081	5428585	Iceberg Alley
NFGC-23-1983	-45	336	107	659055	5428602	Iceberg Alley
NFGC-23-1984	-45	94	122	658175	5427881	Keats North
NFGC-23-1988	-45	336	77	659070	5428623	Iceberg Alley
NFGC-23-1989	-45.5	78	137	658176	5427839	Keats North
NFGC-23-1991	-45	336	71	659095	5428629	Iceberg Alley
NFGC-23-1994	-45	336	50	659115	5428647	Iceberg Alley
NFGC-23-1995	-43	316	138	659136	5428551	Iceberg Alley
NFGC-23-1998	-57	317	149	659137	5428551	Iceberg Alley
NFGC-23-2001	-59	344	134	659137	5428552	Iceberg Alley
NFGC-23-2005	-61	336	146	659069	5428532	Iceberg Alley
NFGC-24-2006	-46	335	125	659069	5428533	Iceberg Alley
NFGC-24-2012	-66	3	146	659072	5428533	Iceberg Alley
NFGC-24-2016	-48	314	143	659071	5428534	Iceberg Alley
NFGC-24-2022	-65	20	59	659118	5428647	Iceberg Alley
NFGC-24-2023	-59	310	221	659028	5428384	Iceberg Alley
NFGC-24-2032	-45	327	164	658991	5428411	Iceberg Alley
NFGC-24-2035	-62.5	350	173	658991	5428411	Iceberg Alley
NFGC-24-2040	-60	320	122	658949	5428406	Iceberg Alley
NFGC-24-2044	-42	314	74	658968	5428452	Iceberg Alley
NFGC-24-2046	-70	344	152	658909	5428380	Iceberg Alley
NFGC-24-2052	-49	318	95	658909	5428381	Iceberg Alley
NFGC-24-2054	-57	2	215	658916	5428318	Road
NFGC-24-2065	-70.5	256	244	659050	5428486	Iceberg Alley
NFGC-24-2075	-66	295	239	659078	5428467	Iceberg Alley

Table 4: Details of drill holes reported in this press release

Queensway 650,000m Drill Program Update

The Company is currently undertaking a 650,000m drill program at Queensway and approximately 3,500m of core is currently pending assay results.

New Found Gold Corp.	14	TSX-V: NFG, NYSE-A: NFGC

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. The drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. As of February 2024, gold analysis at ALS has been performed by photon assay. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay and photon assay methods.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. MSA is an ISO-17025 accredited laboratory for the photon assay method.

At ALS for fire assay, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire-assayed, and two splits of the fine fraction (sized less than 106 microns) are fire-assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

Samples submitted to ALS beginning in February 2024, received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For “routine” samples that do not have VG identified and are not within a mineralized zone, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill one 450g jar for photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is weighed into multiple jars and submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices.

New Found Gold Corp.	15	TSX-V: NFG, NYSE-A: NFGC

Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated March 26, 2024, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $49 million as of March 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

New Found Gold Corp.	16	TSX-V: NFG, NYSE-A: NFGC

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “demonstrates”, “encouraging”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	17	TSX-V: NFG, NYSE-A: NFGC